                     RELIABILITY

                     INCORPORATED



                                                       (Picture
                                                          ri
                                                         Logo)





                     ANNUAL

                     REPORT

                     1993


























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                                  TABLE OF CONTENTS



                           Selected Financial Information
                                          I

                                 To Our Shareholders
                                         II

                                Corporate Information
                                         IV

                                      Form 10-K
                                          1

                          Five Year Selected Financial Data
                                          9

                               Management's Discussion
                                          9

                          Consolidated Financial Statements
                                         F-1

                     Notes to Consolidated Financial Statements
                                         F-7


















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                           SELECTED FINANCIAL INFORMATION


- --------------------------------------------------------------------------------
(In thousands, except per share data)
                                                    1992        1993    % Change
- --------------------------------------------------------------------------------
Revenues                                           $31,413     $27,022      -14%

Net Income (Loss)                                   (2,645)      2,369       N/M

Net Income (Loss) Per Share                           (.62)        .56       N/M

Working Capital                                      2,413       5,846      +142

Stockholders' Equity                                 5,745       8,114      + 41

Total Assets                                        14,693      11,018      - 25

Average Shares Outstanding                           4,243       4,243        -
- --------------------------------------------------------------------------------







              Graph                                    Graph







              Graph                                    Graph







              Graph                                    See following pages
                                                          for the graphs










                                          I
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












REVENUES
(Thousands of Dollars)

1993   |XXXXXXXX|XXXXXXXX|XXXXX                               $27,022

1992   |XXXXXXXX|XXXXXXXX|XXXXXXXX|X                          $31,413

1991   |XXXXXXXX|XXXXXXXX|XXXXXXX                             $29,612
     $0      $10,000  $20,000  $30,000  $40,000


TOTAL ASSETS
(Thousands of Dollars)

1993   |XXXXXXXX|XXXXXXXX|X                                   $11,018

1992   |XXXXXXXX|XXXXXXXX|XXXXXXX                             $14,693

1991   |XXXXXXXX|XXXXXXXX|XXX                                 $13,615
     $0       $5,000  $10,000  $15,000


WORKING CAPITAL
(Thousands of Dollars)

1993   |XXXXXXXX|XXXXXXXX|XXXXXXX                             $ 5,846

1992   |XXXXXXXX|X                                            $ 2,413

1991   |XXXXXXXX|XXXXXXXX|X                                   $ 4,298
     $0       $2,000   $4,000   $6,000















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NET INCOME (Loss)
(Thousands of Dollars

1993                            |XXXXXX|X                      $2,369

1992                 XX|XXXXXX|                               $(2,645)

1991           X|XXXXXX|XXXXXX|                               $(4,189)
    $(6,000)      $(2,000)            $2,000
            ($4,000)           $0


STOCKHOLDER'S EQUITY
(Thousands of Dollars)

1993   |XXXXXXXXXX|XXXXXX                                     $ 8,114

1992   |XXXXXXXXXX|XX                                         $ 5,745

1991   |XXXXXXXXXX|XXXXXXX                                    $ 8,390
     $0         $5,000    $10,000





















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                                 TO OUR SHAREHOLDERS

                                1993 Financial Review

     1993 unfolded almost as planned, and exceeded our expectations in many ways. Reliability not only returned to profitability during the year, as forecasted, but generated net income of $2,369,000 vs. a loss of $2,645,000 in 1992.

     During 1993 the semiconductor manufacturers who purchase Reliability equipment and services saw their market increase by 30% instead of the 16% originally projected. Microprocessors and micrologic devices led the expansion, and memory joined the growth cycle later in the year. Due to the high average sales prices of complex integrated circuits, semiconductor unit demand expanded by only 8-9% but generated a 30% increase in dollars. The increased requirement for these ICs resulted in a higher demand for Reliability's more complex equipment and services, while the revenue from our more traditional lines suffered.

     We started 1993 on a low note by posting a $545,000 loss in the first quarter as we restructured again by reducing space and people in the U.S. This brought expenses in line with the forecasted revenues. The first quarter restructuring followed the closing of our Irish Power Sources manufacturing facility in 1991, the transfer of Power Sources operations from Singapore to Costa Rica in 1992, and the closing of our Japanese equipment and sales office in 1992.

     Although the first quarter was a disappointment, we actually lost less than forecasted. Since we had already closed facilities that were losing money, expense levels for the company were more in line with the lower revenues. The next three quarters produced earnings in excess of our plan. Reliability recorded profits of $848,000 in the second quarter, $1,198,000 in the third quarter, and $868,000 in the fourth quarter. Total 1993 profit after tax was $2,369,000.

     The cost reduction and restructuring also had a dramatic effect on the balance sheet. Cash as of December 31, 1993, was $2.9 million, compared to $362,000 on December 31, 1992. Total borrowing decreased from $2.4 million to $58,000, and net worth increased from $5.7 million to $8.1 million.

     The biggest disappointment of the year was a revenue decrease from $31.4 million in 1992 to $27.0 million in 1993. Revenue decreased in every business segment.

                                  Testing Services

     Testing Services revenue dropped slightly primarily due to lower volumes as the demand for 1 Meg DRAMs shifted to 4 and 16 Meg DRAMs. Our slightly higher processing prices for 4 Meg and 16 Meg DRAMs did not make up for the lower volumes. However, Testing Services still enjoyed its sixth straight profitable year. As the demand for 4Meg and 16Meg DRAMs increases in 1994, we plan to install additional capacity in both our Testing Services facilities. We feel that the additional capacity and our relationship with our existing customers puts us in a good position to participate in the forecasted growth in DRAMs in 1994.

                                         II

                                Conditioning Products

     Conditioning Products revenue was down by a little over $2.6 million in 1993. Part of the decrease was due to the closing of our plant in Japan, which had been operating at a loss. The revenue from sales of both Intersect(tm) and Criteria(r) systems coupled with the cost reductions achieved by the restructuring produced a 1993 operating profit of $1.9 million as compared to losses of $1.9 million in 1992 and $3.6 million in 1991.

     Conditioning Products started developing and introduced several new products during 1993. One new product is a burn-in board screener which allows our Intersect 30 customers to pre-screen and functionally test both 16 and 64 Meg DRAMs which are loaded into Intersect 30 boards. The machine improves the utilization of the Intersect system and, in some cases, eliminates the need for pre-testing devices on more expensive serial test systems.

     Another new product being developed is "BIB Management" (Burn-In Board Management) software which allows our customers to track the usage, history, and defect rate of burn-in boards. Based on reports generated by the program, customers will be able to make logical decisions about the price vs. performance of sockets and burn-in boards. It will also show when the burn-in boards are no longer reliable and need to be replaced. In addition, this software can be used in conjunction with Reliability's Interactive System Controller to prevent an operator from loading an inappropriate board into a system or running an incorrect test plan.

     The Innovation(r) 2000 loader/unloader is also under development. It will automate burn-in board and device handling and provide approximately 45 minutes of unattended device loading/unloading. As a result one equipment operator will be able to handle multiple machines. Shipping of the first Innovation 2000 is scheduled for 1994.

                                    Power Sources

     1993 was not a good year for our Power Sources segment. Revenues dropped from $7.0 million in 1992 to $5.4 million in 1993. We expected that the restructuring would return the segment to profitability, but we were only able to approach breakeven. The consolidation of manufacturing in Costa Rica did not achieve the low cost objectives that we had set.
However, some of our efforts to reduce our dependence on Local Area Network
(LAN) products were successful as less than 30% of our sales came from LAN products, but, we were not able to expand our sales in the targeted higher wattage areas as fast as we had forecasted. We had several design wins with our new products such as the new 15 watt DC to DC converters which will be the specified converter by several of our customers in Europe. Also, we introduced several custom power supplies for key customers in 1993, which should start to produce revenue for us in 1994.

                                Looking Ahead to 1994

     We are approaching 1994 with cautious optimism, and cost reduction will remain a major portion of our 1994 plan. U.S. semiconductor manufacturers are entering 1994 with record backlogs, and sales are forecasted to grow by

10-20% according to most industry analysts. Although the growth rate is slower than 1993, it is still a good, solid, double-digit rate which should create strong demand for semiconductor manufacturing equipment. We expect the Power Sources operations to at least break even as we get our costs under control in Costa Rica. We will also realize the benefits of repositioning our product line away from LAN and into higher wattage DC to DC converters. Our increased capacity for processing 4 Meg and 16 Meg DRAMs, coupled with the strong forecasted demand for memory devices in 1994, should position Testing Services to have an excellent year. Conditioning and Test Products will specifically target micrologic and memory manufacturers who should experience better than the average industry growth during 1994 and 1995. Therefore, Reliability is looking forward to another successful year in 1994.




Larry Edwards
President and Chief Executive Officer


March 1, 1994



































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

                                CORPORATE INFORMATION


DIRECTORS                   Paul Nesrsta             INQUIRIES CONCERNING
W.L. Hampton                Vice President           THE COMPANY
Retired                                              If you have any
                            Margaret Bauer           questions concerning
Everett Hanlon              Assistant Vice           the Company's
Retired                       President              operations, recent
                                                     results, historical
John R. Howard              Lane Petterson           performance or wish
Attorney                    Assistant Vice           to receive previous
                              President              annual reports, press
Thomas L. Langford                                   releases or other
President,                  Maggie A. Chapman        Company information
The Parsons                 Assistant Secretary      please contact:
  Corporation*
                                                     Investor Relations
A.C. Lederer, Jr.                                    Manager
Investments                                          Reliability
                                                     Incorporated
OFFICERS                                             P.O. Box 218370
Larry Edwards               LEGAL COUNSEL            Houston, Texas 77218
President and               Butler & Binion, L.L.P.  TEL: (713) 492-0550
Chief Operating             Houston, Texas           FAX: (713) 492-0615
  Officer
                            AUDITORS                 INQUIRIES CONCERNING
Max T. Langley              Ernst & Young            THE COMPANY'S STOCK
Senior Vice President,      Houston, Texas           If you have any
Finance, Chief Finan-                                questions concerning
cial Officer, Secretary     ANNUAL MEETING           stock certificates,
and Treasurer               Shareholders are         change of address,
                            cordially invited        consolidation of
James M. Harwell            to attend the annual     accounts, transfer
Vice President              meeting of share-        of ownership or
                            holders of Reli-         other stock account
Robert W.                   ability Incorporated,    matters, please
  Hildenbrand, Jr.          to be held at the        contact the Company's
Vice President              Company's executive      stock transfer agent
                            offices,                 the following on
J.E. Johnson                16400 Park Row,          address:
Vice President              Houston, Texas
                            April 27, 1994           Society National Bank,
                            at 10:00 a.m.            c/o Society Shareholder
                                                     Services, Inc., Texas
                                                     Commerce Tower, Suite
                                                     1100, 600 Travis Street
                                                     Houston, Texas 77002
                                                     TEL: (713) 216-2417


*The Parsons Corporation is a holding
company whose subsidiaries are engaged
in the engineering and construction
business.

                            Reliability Incorporated
                            P.O. Box 218370
                            Houston, Texas 77218
                            (713) 492-0550

                            Reliability Incorporated
                            North Carolina Operations
                            2810 Meridian Parkway, #144
                            Durham, North Carolina 27713
                            (919) 544-6704

                            Reliability Singapore Pte Ltd.
                            5004 Ang Mo Kio Ave. 5 #04-01
                            Singapore 2056
                            65-481-9266

                            RICR de Costa Rica, S.A.
                            P.O. Box 1-3006
                            Zona Franca Metropolitana
                            Barreal, Heredia
                            Costa Rica, A.C.
                            506-293-4384






























                                         ri
                               Quality Is Reliability
                               A Zero Defects Company

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